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                             July 7, 2022

       Catherine Stead
       Company Secretary
       Rentokil Initial plc
       Compass House
       Manor Royal
       West Sussex RH10 9PY
       United Kingdom

                                                        Re: Rentokil Initial
plc
                                                            Registration
Statement on Form F-4
                                                            Filed June 7, 2022
                                                            File No. 333-265455

       Dear Ms. Stead:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-4 Filed June 7, 2022

       Q. What will Terminix stockholders receive for their shares if the transaction is completed?, page
       7

   1. Revise to provide an illustrative example of how the merger consideration will ultimately be determined using a
hypothetical volume weighted average price of Rentokil Initial
                                                        ADSs, so that holders
can appreciate the calculation of the amounts and values of the stock consideration and
the cash consideration. Provide examples that demonstrate how such amounts may
fluctuate over time.
 Catherine Stead
FirstName   LastNameCatherine  Stead
Rentokil Initial plc
Comapany
July 7, 2022NameRentokil Initial plc
July 7,2 2022 Page 2
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Questions and Answers
Q: Does my vote matter?, page 7

2. Elaborate upon this answer to indicate, if true, that officers and directors of Terminix intend to vote in favor of the merger and quantify the level of approval associated with such votes.
Following the closing, there may be less publicly available information concerning Rentokil
Initial..., page 43

3. Tell us what consideration you have given, if any, to re-assessing your status as a foreign private issuer once the merger has been consummated, given your combined operations in the United States and your disclosure regarding current ownership of your ordinary shares by United States residents on page 177.
Inflationary pressures, such as increases in wages, fuel prices and other operating costs..., page
50

4. We note your disclosure regarding the the adverse affect of increases in costs and expenses. Clarify whether or not fuel prices have negatively impacted your operations during this fiscal year, with a view to understanding whether such inflationary pressures are purely hypothetical. Clarify whether you have absorbed these costs or passed them along to customers in the form of increased prices to date.
Background of the Transaction, page 75

5.       Please provide a brief summary of Rentokil   s    strategic and
financial rationales for [the]
         transaction    in order to provide a more thorough understanding for
the reasons behind the
         business combination.
6.       Provide more details as to why the parties decided to contemplate the business
         combination at this particular time, rather than during the prior discussions in 2018. In this regard, elaborate upon why the discussions terminated in 2018 and why they resumed in
         2021.
7. Please disclose whether the parties had any pre-existing business relationships or contacts prior to the 2018 discussions of a possible merger. If not, confirm that the 2018 discussions were the first time the parties had any formal contact with each other pertaining to doing business together.
8. Clarify whether the preliminary financial analyses regarding Terminix and Rentokil Initial that were shared on October 11 and 21, 2021 and December 7, 2021 are the same as those presented on page 94 under "Certain Terminix Unaudited Prospective Financial
         Information" and if not, explain how they differ.
9. Please provide more details as to how Lazard ended up selecting Parties A, B and C as alternate parties that would be interested in pursuing a transaction with Terminix.
 Catherine Stead
FirstName   LastNameCatherine  Stead
Rentokil Initial plc
Comapany
July 7, 2022NameRentokil Initial plc
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10. Elaborate upon how the final consideration amount of an implied value of $55 per
         Terminix share was determined. Elaborate upon the valuation amounts that were discussed starting on October 21 until the final amount was agreed upon.
11. Elaborate upon how the parties arrived at the annual pre-tax cost synergies discussed in this section that range from $150 to $175 million by explaining how those amounts are calculated and each category of savings. Clarify the amounts that were shared with and reviewed by Lazard, in support of the fairness opinion.
Recommendation of the Terminix Board of Directors; Terminix's Reasons for the Transaction , page 79

12. Elaborate upon the strategic consideration that refers to "attractive financial profile with significant synergy opportunities" to explain how the board arrived at this conclusion.
13. Elaborate upon how the board determined that the transaction would be "mid-teens percent accretive to Rentokil Initial's earnings per share in the first full year following closing." Reconcile this disclosure with the risk factor that appears on page 40 that seems to suggest otherwise.
14. Enhance your disclosure under "Most Attractive Strategic Alternative" to explain in greater detail the relative unattractiveness of the alternative of remaining independent and continuing to execute on Terminix's long-term business strategy, considering Parties A, B and C declined to pursue further discussions with Terminix.
Rentokil Initial Reasons for the Transaction, page 85

15. We understand the Rentokil Initial board of directors did not attempt to quantify, rank or otherwise assign specific weights to the factors considered in reaching its decision to enter the business combination. Regardless, please discuss any negative factors the Rentokil
         Initial board contemplated in connection with the proposed business combination.
Terminix Financial Analyses, page 88

16. In addition to the multiples and range of implied equity value per share you present for your comparable companies analysis, revise to provide the inputs you used for each selected company, such as enterprise value and EBITDA. This comment applies too all other analyses dependent upon inputs specific to selected companies. Comparable Public Companies Analysis, page 89

17. One of the reasons you provide for selecting the comparable companies is that they operated businesses similar in certain respects to the business of
Terminix   . Please
         provide more detail as to how these companies operate businesses that are similar to
         Terminix   s business. Additionally, elaborate on how residential
services and commercial
         services are considered similar selections for purposes of a comparable public company analysis.
 Catherine Stead
FirstName   LastNameCatherine  Stead
Rentokil Initial plc
Comapany
July 7, 2022NameRentokil Initial plc
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Precedent Transactions Analysis, page 90

18.      One of the reasons you provide for selecting the precedent
transactions is that    certain
         aspects of the precedent transactions, for purposes of this analysis and based on the professional judgment and experience of Lazard, may be considered similar to [this]
         transaction.    Please provide more detail as to how you believe these
precedent
         transactions are similar to the current transaction being contemplated in this filing.
U.S. Federal Income Taxation of the Transaction, page 116

19.      Regarding your tax opinion, you state that Rentokil and Terminix
intend    that the first
         merger and the second merger    will qualify [   ] as a
[reorganization]   . This language
         leaves uncertain whether you believe the mergers actually qualify as a reorganization. If this disclosure is intended to serve as the tax opinion to be rendered by your counsel, please remove the language giving rise to the uncertainty in the opinion, or provide more detail as to why you believe the uncertainty exists.
Business of Rentokil Initial, page 219

20. Provide support for your statement that "the global pest control market was estimated to be approximately $22 billion in 2021 (with approximately 51% ($11 billion) of the market in North America, 20% in Europe and 21% in Asia) and is expected to grow at 4.5% to
         5% plus annually. The global pest control market is highly fragmented, with approximately 40,000 companies globally, of which approximately 50% operate in North
         America." This comment also applies to the industry statistics you offer elsewhere in this section, such as under Hygiene and Wellbeing.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
234

21. Revise to discuss, for at least the current financial year, any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on
         the company   s net sales or revenues, income from continuing
operations, profitability,
         liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition. We note your discussion about the impact of COVID-19 on your business, however, please expand this discussion to discuss, as applicable, the impact of economic conditions, including inflation, supply chain pressures and labor shortages, regardless of whether they are attributable to COVID-19. Refer to Item 5.D. of Form 20-F.
Key Indicators of Performance and Financial Condition, page 236

22. You indicate that management focuses on indicators and key operating and financial metrics to monitor the financial condition and performance of its business, however, you do not quantify all of these metrics elsewhere in your prospectus. As examples, you
 Catherine Stead
FirstName   LastNameCatherine  Stead
Rentokil Initial plc
Comapany
July 7, 2022NameRentokil Initial plc
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FirstName LastName
         mention Customer Retention, Colleague Retention and Lost Time Accident Rates,
         however, you do not provide any data associated with these key performance indicators.
         Please revise or advise.
Adjusted Free Cash Flow and Free Cash Flow Conversion, page 237

23. Please revise to expand your description of these non-IFRS financial measures to include all adjustments necessary to calculate the measures.
Results of Operations
Operating Expenses, page 238

24. Please revise to include separate discussions and analyses for category of operating expenses here and on a segment basis in your segment-level discussion. Revenue by Business Segment
Revenue for Year ended December 31, 2021 Compared to the Year Ended December 31, 2020
Pest Control, page 241

25. We note a significant revenue increase in your Pest Control segment and your disclosure that the increase was due to an excellent performance from your North America business offset by weaker performances from other regions. Please revise to provide more robust disclosure regarding the reasons for your revenue fluctuation. In doing so, describe and quantify the extent to which such changes are attributable to changes in prices or to changes in the volume or amount of goods or services being sold or to the introduction of new products or services. In addition, revise to quantify material factors attributable for changes disclosed in revenues by geographical location section starting on page 243.
         Refer to Item 5 of Form 20-F and Item 14(g) of Form F-4.
Revenue by Geographical Locations, page 243

26. Please revise to describe countries and/or regions included in each geographical location to the extent necessary (e.g. Latin America included in Europe, Ireland included in UK
         & Rest of the World, etc.).
Alternative Indicative Measures, page 246

27. Please revise this header to clearly state and describe the measures discussed as non-IFRS financial measures. In addition, revise to include non-IFRS financial measures in the header on page 236.
28. Please tell us whether "Ongoing Operating Profit" reflects adjustments to eliminate your receipt of the wage subsidies disclosed in financial statement footnote D5 - Government
         Grants.
 Catherine Stead
FirstName   LastNameCatherine  Stead
Rentokil Initial plc
Comapany
July 7, 2022NameRentokil Initial plc
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Liquidity and Capital Resources
Cash Flow Activity, page 249

29. We note your disclosure that the increase in cash provided by operating activities was primarily attributable to the increase in operating profit and changes in working capital.
         Please expand your discussion to disclose the material factors that impact the comparability of operating cash flows in terms of cash and quantify each factor indicated
         so that investors may understand the magnitude of each. Your discussion should focus on factors that directly affect cash, and not merely refer to operating profit, which is recorded on an accrual basis. Refer to Instruction 1 to Item 5 of Form 20-F and
Item 14(g) of Form
         F-4.
Debt, page 251

30. Describe any material unused sources of liquidity discussed here, such as your Revolving
         Credit Facility, and elaborate upon the terms of such facility including the counterparty, maturity profile and interest rate. Refer to Item 5.B. of Form 20-F.
Consolidated Financial Statements, page F-6

31. Please include the company name on the face of the financial statements and the notes to the financial statements. Please also define "Benelux" and "Nordics" as used in the footnotes.
Notes to the Financial Statements
A. Operating
A1. Revenue Recognition and Operating Segments
Segment Reporting, page F-18

32.      Please tell us your consideration of disclosure requirements in IFRS
8.21 for segment
         assets and segment liabilities. In addition, revise to disclose the required information in
         IFRS 8.33(b).
A2. Earnings per Share, page F-23

33. Please tell us and revise to disclose instruments that could potentially dilute basic earnings per share, but were not included in the calculation of diluted earnings per share because they are antidilutive for the periods presented. Refer to IAS
33.70(c).
B. Investing
B1. Business Combinations, page F-41

34. Please revise to disclose the total amount of goodwill that is expected to be deductible for tax purposes. Refer to IFRS 3.B64(k).
 Catherine Stead
Rentokil Initial plc
July 7, 2022
Page 7

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Stephen Kim at 202-551-3291 or Lyn Shenk 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact
Ryan Lichtenfels at 202-551-3380 or Mara Ransom at 202-551-3264 with any other questions.



FirstName LastNameCatherine Stead                          Sincerely,
Comapany NameRentokil Initial plc
                                                           Division of
Corporation Finance
July 7, 2022 Page 7                                        Office of Trade &
Services
FirstName LastName